TIAA Real Estate Account c/o Teachers Insurance and Annuity Association of America 8500 Andrew Carnegie Boulevard Charlotte, NC 28262	F. Scott Thomas, Esq. Senior Director and Associate General Counsel Production & Distribution Law (704) 988-3687 (tele) sthomas@tiaa.org

April 27, 2022

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4644
Mail Stop 3233
Attention: Joseph Ambrogi, Staff Attorney

Re: TIAA Real Estate Account
Pre-Effective Amendment No. 1 to Registration Statement on Form S-1
(as amended, the “Registration Statement”) (File No. 333-263515)

Commissioners:

    Pursuant to Rule 461 under the Securities Act of 1933, the undersigned, on behalf of the TIAA Real Estate Account (the “Company”), hereby requests to accelerate the effectiveness date of the Company’s above-captioned Registration Statement for certain variable annuity contract accumulation units as soon as reasonably practicable by 9:00 a.m. EDT on Friday, April 29, 2022.

The Company hereby acknowledges that:

•should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

TIAA REAL ESTATE ACCOUNT

By:     TEACHERS INSURANCE AND ANNUITY
    ASSOCIATION OF AMERICA

By: /s/ F. Scott Thomas
Name: F. Scott Thomas, Esq.
Title: Senior Director and Associate General Counsel

FST/fst